

August 3, 2022

Yong Yao
Chief Financial Officer
China Southern Airlines Company Limited
68 Qi Xin Road
Guangzhou, 510403
People's Republic Of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-14660**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Risk Factors, page 7

1. We note you include risk factor disclosures beginning on page 21 under the heading "Risks Relating to the PRC." Please revise to present these disclosures prominently in your filing by placing them at the forepart of the Risk Factors section. In addition, the disclosures on pages 23 through 25 concerning your auditor being subject to the determinations announced by the PCAOB and how the Holding Foreign Companies Accountable Act and related regulations may affect your company should appear adjacent to the cover page or in advance of all other risk factor disclosures. Last, revise the summary of risk factors beginning on page 7 to reflect these changes.

Risks Relating to our Business, page 9

2. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risks Relating to the PRC, page 21

3. We note your disclosure indicating that you expect to be identified as a "Commission Identified Issuer" subject to the Holding Foreign Companies Accountable Act (or HFCAA) on page 23. Please disclose that you have been identified in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

4. For purposes of risk factor disclosure, provide a clear description of how cash is transferred through your organization and address the following points:
    - Quantify any dividends and distributions that your subsidiaries have made to the parent company, indicate which entities made such transfers, and describe their tax consequences;
    - Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;
    - Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;
    - Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Item 4. Information on the Company
B. Business Overview, page 29

5. We note on page 31 you have entered into code-sharing agreements with international airlines, including Aeroflot-Russian Airlines. Given this agreement, please describe the direct or indirect impact of Russia's invasion of Ukraine on your business. In addition, please also consider any impact:
    - resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
    - that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine. If the impact is not material, please explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Yong Yao
China Southern Airlines Company Limited
August 3, 2022
Page 3

        You may contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-3796 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation